ADDITION OF PORTFOLIOS TO ACCOUNTING SERVICES AGREEMENT

This document relates to the addition by each registered investment company listed on Attachment A to this document (each an "Additional Fund") to the Agreement (as defined below) of its investment portfolio listed on Attachment A to this document.

WHEREAS, each Additional Fund wishes to retain The Bank of New York Mellon (as assigned from BNY Mellon Investment Servicing (US) Inc. f/k/a PFPC Inc.)) ("BNY Mellon") to provide the services set forth in the Agreement (as defined below) to its investment portfolios listed on Attachment A to this document (each an "Additional Portfolio"), and BNY Mellon wishes to furnish such services;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, and intending to be legally bound hereby, each Additional Fund and BNY Mellon agree as follows:

1.For purposes of this document:

A."Agreement" means the Accounting Services Agreement initially made as of July 1, 2005 separately by and between each of Advanced Series Trust (f/k/a American Skandia Trust) and Prudential Investment Portfolios, Inc. 10 (f/k/a Strategic Partners Mutual Funds, Inc.) (each of which is a "Fund" under such Accounting Services Agreement) and BNY Mellon, as such Accounting Services Agreement may be amended or amended and restated from time to time.

B."Effective Date" means, with respect to a particular Additional Portfolio, the effective date listed for such Additional Portfolio on Attachment A to this document (or such other date as agreed in writing between BNY Mellon and the Additional Fund to which such Additional Portfolio relates).

2.Each Additional Fund hereby appoints BNY Mellon to provide the services set forth in the Agreement, in accordance with the terms set forth in the Agreement, to each of its Additional Portfolios as of the Effective Date for each such respective Additional Portfolio. BNY Mellon accepts such appointment and agrees to furnish such services as of the relevant Effective Date.

3.[Reserved].

4.An Additional Portfolio shall be deemed to be listed on Exhibit A attached to the Agreement as of the Effective Date for such Additional Portfolio, and as of the Effective Date for a particular Additional Portfolio (but not before such Effective Date) such Additional Portfolio shall be a "Portfolio" for all purposes under the Agreement.

5.For clarity and notwithstanding the provisions of the first sentence of Section 22(c) of the Agreement, this document embodies a portion of the agreement and understanding between each Additional Fund and BNY Mellon relating to the subject matter of the Agreement and the Agreement shall not supersede the terms and provisions of this document.

6.BNY Mellon is entering into this document with each of the Additional Funds separately, and any duty, obligation or liability owed or incurred by BNY Mellon with respect to a particular Additional Fund shall be owed or incurred solely with respect to that Additional Fund, and shall not in any way create any duty, obligation or liability with respect to any other Additional Fund. This document shall be interpreted to carry out the intent of the parties hereto that

BNY Mellon is entering into a separate arrangement with each separate Additional Fund.

Agreed:
The Bank of New York Mellon		Each Registered Investment Company set
Forth on Attachment A attached hereto
By: /s/ Adam Cohen		By: /s/ Peter Parrella

Name: Adam Cohen		Name: Peter Parrella
Title: Vice President		Title: Assistant Treasurer
Dated:	June 17, 2019

ATTACHMENT A

ADDITIONAL FUND	ADDITIONAL PORTFOLIO	EFFECTIVE DATE

Prudential Investment Portfolios 8	PGIM Securitized Credit Fund	07/01/19
Advanced Series Trust	AST BlackRock Corporate Bond Portfolio	07/01/19
Advanced Series Trust	AST PIMCO Corporate Bond Portfolio	07/01/19
Advanced Series Trust	AST Prudential Corporate Bond Portfolio	07/01/19
Advanced Series Trust	AST T. Rowe Price Corporate Bond Portfolio	07/01/19
Advanced Series Trust	AST Western Asset Corporate Bond Portfolio	07/01/19

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